UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Symbion, Inc.
(Name of the Issuer)
Symbion, Inc.
Richard E. Francis, Jr.
Clifford G. Adlerz
Symbol Acquisition, L.L.C.
Symbol Merger Sub, Inc.
Crestview Partners, L.P.
(Name of Person(s) Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
871507109
(CUSIP Number of Class of Securities)

Thomas S. Murphy, Jr. Symbol Acquisition, L.L.C. c/o Crestview Partners, L.P. 667 Madison Avenue New York, New York 10021 (212) 906-0700	Richard E. Francis, Jr. Symbion, Inc. 40 Burton Hills Boulevard, Suite 500 Nashville, Tennessee 37215 (615) 234-5900
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)
Copy to:

John D. Amorosi, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Patrick Dooley, Esq. David D’Urso, Esq. Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022 (212) 872-1000	J. Reginald Hill, Esq. Donald R. Moody, Esq. Waller Lansden Dortch & Davis, LLP 511 Union Street, Suite 2700 Nashville, Tennessee 37219 (615) 244-6380
This statement is filed in connection with (check the appropriate box):
☑	a. The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14-C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.
☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$497,075,009	$15,261

*	Calculated solely for purposes of determining the filing fee. The filing fee was calculated based on the sum of (1) an aggregate cash payment of $488,027,650 for the proposed per share cash payment of $22.35 for 21,835,689 outstanding shares of Symbion common stock (including 107,766 shares of restricted stock) and (2) an aggregate cash payment of $9,047,359 expected to be paid upon the cancellation of outstanding options and warrants having an exercise price of less than $22.35 (the sum of (1) and (2), the “Transaction Valuation”).

**	The payment of the filing fee, calculated in accordance with Rule 0-11(c)(1) under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007, issued by the Securities and Exchange Commission on February 15, 2007, equals .0000307 multiplied by the Transaction Valuation.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $15,261
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Symbion, Inc.
Date Filed: May 30, 2007
Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of Symbion, Inc. by Symbol Acquisition, L.L.C.; (ii) passed upon the merits or fairness of the acquisition; or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION
          This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Symbion, Inc., a Delaware corporation (“Symbion” or the “Company”), the issuer of the Symbion common stock that is subject to the Rule 13e-3 transaction, (2) Richard E. Francis, Jr., an individual and a director, Chairman of the Board of Directors and Chief Executive Officer of Symbion, (3) Clifford G. Adlerz, an individual and a director and the President and Chief Operating Officer of Symbion, (4) Symbol Acquisition, L.L.C., a Delaware limited liability company (“Parent”), (5) Symbol Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and (6) Crestview Partners, L.P. (formerly known as Crestview Capital Partners, L.P.) (collectively the “Filing Persons”).
          On April 24, 2007, Parent, Merger Sub and Symbion entered into an Agreement and Plan of Merger, a copy of which is attached hereto as Exhibit (d) (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Symbion, with Symbion continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, Symbion will be a wholly owned subsidiary of Parent. In the Merger, each share of common stock of the Company, other than those held in the treasury of the Company and those owned by Parent or Merger Sub, and other than those shares with respect to which dissenters rights are properly exercised, will be converted into the right to receive $22.35 per share in cash, without interest (the “Merger Consideration”). In addition, unless otherwise agreed between Parent and the holder thereof, each outstanding option or restricted stock award subject to vesting or other restrictions will vest and become free of such restrictions. The holders of restricted stock will receive the Merger Consideration with respect to each share of restricted stock held by such holder, and the holders of each outstanding option to acquire a share of Symbion common stock will receive an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such option, subject in each case to the approval of the respective option holder. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of Symbion.
          Concurrently with the filing of this Transaction Statement, Symbion is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to the special meeting of the stockholders of Symbion at which the stockholders of Symbion will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of stockholders holding a majority of the shares of Symbion common stock outstanding at the close of business on the record date and entitled to vote thereon.
          The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.
          The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that Symbion is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of Symbion within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1: Summary Term Sheet.
Item 1001 of Regulation M-A:
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2: Subject Company Information.
Item 1002 of Regulation M-A:
     (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“THE PARTIES TO THE MERGER”

•	APPENDIX D — Information Relating to the Buying Group and Symbion’s Directors and Executive Officers
     (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“THE SPECIAL MEETING OF STOCKHOLDERS – Record Date”

•	“OTHER IMPORTANT INFORMATION REGARDING SYMBION – Security Ownership of Certain Beneficial Owners and Management”
     (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING SYMBION – Price Range of Common Stock” is incorporated herein by reference.
     (d) Dividends. The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING SYMBION – Price Range of Common Stock” is incorporated herein by reference.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING SYMBION – Prior Purchases of Symbion Common Stock” is incorporated herein by reference.
Item 3: Identity and Background of Filing Persons.
Item 1003 of Regulation M-A:
     (a) Name and Address. Symbion is both a Filing Person and the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“THE PARTIES TO THE MERGER”

•	APPENDIX D — Information Relating to the Buying Group and Symbion’s Directors and Executive Officers
     (b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“THE PARTIES TO THE MERGER”

•	APPENDIX D — Information Relating to the Buying Group and Symbion’s Directors and Executive Officers
     (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement in APPENDIX D — Information Relating to the Buying Group and Symbion’s Directors and Executive Officers is incorporated herein by reference.

Item 4: Terms of the Transaction.
Item 1004 of Regulation M-A:
     (a) Material Terms.
     (1) Tender offers. Not applicable.
     (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS”

•	“THE MERGER AGREEMENT”

•	“THE SPECIAL MEETING OF STOCKHOLDERS”

•	APPENDIX A – The Merger Agreement
     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Effects of the Merger”

•	“SPECIAL FACTORS – Interests of Symbion’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Financing”

•	“THE MERGER AGREEMENT – Merger Consideration”

•	“THE MERGER AGREEMENT – Treatment of Options and Restricted Stock”
     (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“THE SPECIAL MEETING OF STOCKHOLDERS – Rights of Stockholders Who Object to the Merger”

•	“DISSENTERS’ APPRAISAL RIGHTS”

•	APPENDIX C – Section 262 of the General Corporation Law of the State of Delaware
     (e) Provisions for Unaffiliated Security Holders. There are no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5: Past Contacts, Transactions, Negotiations and Agreements.
Item 1005 of Regulation M-A:
     (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Interests of Symbion’s Directors and Executive Officers in the Merger”

•	“OTHER IMPORTANT INFORMATION REGARDING SYMBION – Prior Purchases of Symbion Common Stock”

•	“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
     (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Interests of Symbion’s Directors and Executive Officers in the Merger”

•	“THE MERGER AGREEMENT”

•	“OTHER IMPORTANT INFORMATION REGARDING SYMBION – Prior Purchases of Symbion Common Stock”

•	“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
     (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	APPENDIX A – The Merger Agreement
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS” – Effects of the Merger

•	“SPECIAL FACTORS – Interests of Symbion’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Financing”

•	“SPECIAL FACTORS – Limited Guarantee of Crestview Partners, L.P.; Remedies under the Merger Agreement”

•	“THE SPECIAL MEETING OF STOCKHOLDERS – Voting Rights; Quorum; Vote Required for Approval”

•	“THE MERGER AGREEMENT”

•	“OTHER IMPORTANT INFORMATION REGARDING SYMBION – Security Ownership of Certain Beneficial Owners and Management”

•	“OTHER IMPORTANT INFORMATION REGARDING SYMBION – Prior Purchases of Symbion Stock”
Item 6: Purposes of the Transaction and Plans or Proposals.
Item 1006 of Regulation M-A:
     (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness”

•	“SPECIAL FACTORS – Plans for Symbion after the Merger”

•	“SPECIAL FACTORS – Effects of the Merger”

•	“SPECIAL FACTORS – Interests of Symbion’s Directors and Executive Officers in the Merger”

•	“THE MERGER AGREEMENT”

•	APPENDIX A – The Merger Agreement
     (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Plans for Symbion after the Merger”

•	“SPECIAL FACTORS – Effects of the Merger”

•	“SPECIAL FACTORS – Interests of Symbion’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Financing”

•	“THE MERGER AGREEMENT”

•	APPENDIX A – The Merger Agreement
Item 7: Purposes, Alternatives, Reasons and Effects.
Item 1013 of Regulation M-A:
     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness”

•	“SPECIAL FACTORS – Plans for Symbion after the Merger”
     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Effects on Symbion if the Merger is not Completed”
     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“SPECIAL FACTORS – Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness”

•	“SPECIAL FACTORS – Plans for Symbion after the Merger”
     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“SPECIAL FACTORS – Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness”

•	“SPECIAL FACTORS – Plans for Symbion after the Merger”

•	“SPECIAL FACTORS – Effects of the Merger”

•	“SPECIAL FACTORS – Effects on Symbion if the Merger is not Completed”

•	“SPECIAL FACTORS – Material United States Federal Income Tax Consequences”

•	“SPECIAL FACTORS – Fees and Expenses of the Merger”

•	“THE MERGER AGREEMENT”

•	APPENDIX A – The Merger Agreement
Item 8: Fairness of the Transaction.
Item 1014 of Regulation M-A:
     (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“SPECIAL FACTORS – Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness”

•	APPENDIX B – Opinion of Bear, Stearns & Co. Inc.
     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“SPECIAL FACTORS – Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness”

•	“SPECIAL FACTORS – Plans for Symbion after the Merger”

•	“SPECIAL FACTORS – Interests of Symbion’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Financial Projections”

•	APPENDIX B – Opinion of Bear, Stearns & Co. Inc.
     (c) Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“THE SPECIAL MEETING OF STOCKHOLDERS – Record Date”

•	“THE SPECIAL MEETING OF STOCKHOLDERS – Voting Rights; Quorum; Vote Required for Approval”

•	“THE MERGER AGREEMENT – Conditions to Completing the Merger”

•	“THE MERGER AGREEMENT – Termination”
     (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“SPECIAL FACTORS – Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness”

•	APPENDIX B – Opinion of Bear, Stearns & Co. Inc.
     (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”
     (f) Other offers. None.
Item 9: Reports, Opinions, Appraisals, and Negotiations.
Item 1015 of Regulation M-A:
     (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	APPENDIX B – Opinion of Bear, Stearns & Co. Inc.
     (b) Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	APPENDIX B – Opinion of Bear, Stearns & Co. Inc.
     (c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Symbion during its regular business hours by any interested holder of Symbion common stock or representative who has been so designated in writing.
Item 10: Source and Amounts of Funds or Other Consideration.
Item 1007 of Regulation M-A:
     (a) Sources of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Financing”

•	“SPECIAL FACTORS – Limited Guarantee of Crestview Partners, L.P.; Remedies under the Merger Agreement”

•	“THE MERGER AGREEMENT”

•	APPENDIX A – The Merger Agreement

     (b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Financing”

•	“THE MERGER AGREEMENT”

•	APPENDIX A – The Merger Agreement
     (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Financing”

•	“SPECIAL FACTORS – Fees and Expenses of the Merger”

•	“THE SPECIAL MEETING OF STOCKHOLDERS – Solicitation of Proxies”
     (d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Financing”

•	“THE MERGER AGREEMENT”

•	APPENDIX A – The Merger Agreement
Item 11: Interest in Securities of the Subject Company.
Item 1008 of Regulation M-A:
     (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Interests of Symbion’s Directors and Executive Officers in the Merger”

•	“OTHER IMPORTANT INFORMATION REGARDING SYMBION – Security Ownership of Certain Beneficial Owners and Management”
     (b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“OTHER IMPORTANT INFORMATION REGARDING SYMBION – Security Ownership of Certain Beneficial Owners and Management”

•	“OTHER IMPORTANT INFORMATION REGARDING SYMBION – Transactions in Symbion’s Securities During the Past 60 Days”
Item 12: The Solicitation or Recommendation.
Item 1012 of Regulation M-A:
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Interests of Symbion’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness”

     (e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness”
Item 13: Financial Statements.
Item 1010 of Regulation M-A:
     (a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“OTHER IMPORTANT INFORMATION REGARDING SYMBION – Selected Historical Financial Information”

•	“OTHER IMPORTANT INFORMATION REGARDING SYMBION – Book Value Per Share”

•	“WHERE YOU CAN FIND MORE INFORMATION”
The information contained in the Consolidated Financial Statements included in Symbion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Symbion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 14: Persons/Assets, Retained, Employed, Compensated or Used.
Item 1009 of Regulation M-A:
     (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“SPECIAL FACTORS – Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness”

•	“SPECIAL FACTORS – Interests of Symbion’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Fees and Expenses of the Merger”

•	“THE SPECIAL MEETING OF STOCKHOLDERS – Solicitation of Proxies”

•	APPENDIX B – Opinion of Bear, Stearns & Co. Inc.
     (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

•	“SPECIAL FACTORS – Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness”

•	“SPECIAL FACTORS – Interests of Symbion’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Financial Projections”
Item 15: Additional Information.
Item 1011(b) of Regulation M-A:
     (b) Other Material Information. The information set forth in the Proxy Statement, including all appendices thereto, is incorporated in its entirely herein by reference.
Item 16: Exhibits.

(a)(1)	The Proxy Statement of Symbion as filed with the SEC on Schedule 14A by Symbion on May 30, 2007, incorporated herein by reference

(a)(2)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(a)(3)	Letter to Stockholders, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(a)(4)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(a)(5)	Press Release dated April 24, 2007, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Symbion on April 24, 2007

(a)(6)	Letter to Employees and Physcian Partners dated April 24, 2007 filed with the SEC as definitive additional proxy soliciting materials by Symbion on April 24, 2007, incorporated herein by reference

(a)(7)	Answers to Frequently Asked Questions Regarding the Proposed Merger, filed with the SEC as definitive additional proxy soliciting materials by Symbion on April 26, 2007, incorporated herein by reference

(b)	Debt Commitment Letter, dated April 24, 2007, among Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A. and Parent

(c)(1)	Opinion of Bear, Stearns & Co. Inc., dated April 24, 2007, incorporated herein by reference to Appendix B of the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(c)(2)	Presentation of Bear, Stearns & Co. Inc. to the Special Committee of the Board of Directors of Symbion, Inc., dated April 19, 2007

(c)(3)	Presentation of Bear, Stearns & Co. Inc. to the Special Committee of the Board of Directors of Symbion, Inc., dated April 22, 2007

(c)(4)	Presentation of Bear, Stearns & Co. Inc. to the Special Committee of the Board of Directors and the Board of Directors of Symbion, Inc., dated April 24, 2007

(d)	Agreement and Plan of Merger, dated as of April 24, 2007, by and among Parent, Acquisition and Symbion, incorporated herein by reference to Appendix A of the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Appendix C of the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(g)	None

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: May 30, 2007

SYMBION, INC.

By:	/s/ Richard E. Francis, Jr.

Name:	Richard E. Francis, Jr.

Title:	Chairman of the Board and Chief Executive Officer

CRESTVIEW PARTNERS, L.P.

By:	/s/ Thomas S. Murphy, Jr.

Name:	Thomas S. Murphy, Jr.

Title:	Managing Director

SYMBOL ACQUISITION, L.L.C.

By:	/s/ Thomas S. Murphy, Jr.

Name:	Thomas S. Murphy, Jr.

Title:	Vice President

SYMBOL MERGER SUB, INC.

By:	/s/ Thomas S. Murphy, Jr.

Name:	Thomas S. Murphy, Jr.

Title:	Director

/s/ Richard E. Francis, Jr.

RICHARD E. FRANCIS, JR.

/s/ Clifford G. Adlerz

CLIFFORD G. ADLERZ

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	The Proxy Statement of Symbion as filed with the SEC on Schedule 14A by Symbion on May 30, 2007, incorporated herein by reference

(a)(2)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(a)(3)	Letter to Stockholders, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(a)(4)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(a)(5)	Press Release dated April 24, 2007, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Symbion on April 24, 2007

(a)(6)	Letter to Employees and Physcian Partners dated April 24, 2007 filed with the SEC as definitive additional proxy soliciting materials by Symbion on April 24, 2007, incorporated herein by reference

(a)(7)	Answers to Frequently Asked Questions Regarding the Proposed Merger, filed with the SEC as definitive additional proxy soliciting materials by Symbion on April 26, 2007, incorporated herein by reference

(b)	Debt Commitment Letter, dated April 24, 2007, among Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A. and Parent

(c)(1)	Opinion of Bear, Stearns & Co. Inc., dated April 24, 2007, incorporated herein by reference to Appendix B of the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(c)(2)	Presentation of Bear, Stearns & Co. Inc. to the Special Committee of the Board of Directors of Symbion, Inc., dated April 19, 2007

(c)(3)	Presentation of Bear, Stearns & Co. Inc. to the Special Committee of the Board of Directors of Symbion, Inc., dated April 22, 2007

(c)(4)	Presentation of Bear, Stearns & Co. Inc. to the Special Committee of the Board of Directors and the Board of Directors of Symbion, Inc., dated April 24, 2007

(d)	Agreement and Plan of Merger, dated as of April 24, 2007, by and among Parent, Acquisition and Symbion, incorporated herein by reference to Appendix A of the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Appendix C of the Proxy Statement on Schedule 14A filed by Symbion with the SEC on May 30, 2007

(g)	None